Exhibit 99.1

IMPORTANT NOTICE – DISCLAIMER

Not for release or distribution or publication in whole or in part, directly or indirectly, in or into Australia, Canada, Japan or the Republic of South Africa. These materials do not contain or constitute an offer for sale or the solicitation of an offer to purchase securities in the United States, Australia, Canada, Japan or the Republic of South Africa.

The securities mentioned herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States or to U.S. persons absent such registration, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. No offering of securities is being made in the United States or to U.S. persons.

STAR BULK CARRIERS CORP.

ANNOUNCEMENT

ADMISSION TO PARALLEL LISTING ON EURONEXT ATHENS AND

EQUITY OFFERING IN GREECE OF UP TO €112.2 MILLION

Star Bulk Carriers Corp. (the “Company”) (Nasdaq: SBLK), an international maritime shipping company based in the Marshall Islands specializing in the transportation of dry bulk commodities, hereby announces that it is undertaking:

(i)	the admission to parallel listing for trading (the “Admission”) on the Main Market of the Regulated Securities Market of Euronext Athens (the “Euronext Athens”) of all common shares, par value $0.01 each, issued by the Company and outstanding, including the New Shares (as defined below) (collectively, the “Common Shares”); and
(ii)	an offering of up to 4,400,000 new common registered voting shares of the Company, par value $0.01 each (the “New Shares” and such offering, the “Offering”).

The Company has received the requisite regulatory approvals in Greece for the Admission and the Offering. The New Shares will trade under the same ticker symbol, “SBLK”, as the Company’s existing Common Shares listed on the Nasdaq Global Select Market (the “Nasdaq”) since December 2007. The New Shares are expected to be admitted to trading on Nasdaq on the same basis as the existing Common Shares.

The New Shares have not been, and will not be, registered under the U.S. federal securities laws or the securities laws of any other jurisdiction, and the New Shares may not be offered or sold in the United States or to U.S. persons unless an exemption from the registration requirements of the Securities Act is available. The New Shares are being offered and sold to non-U.S. persons outside the United States in offshore transactions in reliance on Regulation S under the Securities Act.

Indicative Timetable

The expected indicative timetable for the Offering and the Admission of the Common Shares to trading on the Main Market of the Regulated Securities Market of Euronext Athens is set out below:

Indicative Date	Event
September 8, 2026	Announcement regarding the offering price range
September 9, 2026	Commencement of the Offering
September 11, 2026	Completion of the Offering
September 11, 2026	Determination and publication of the final offering price of the New Shares
September 15, 2026	Settlement of the Offering
September 16, 2026	Commencement of trading of the Common Shares on Euronext Athens

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Not for release or distribution or publication in whole or in part, directly or indirectly, in or into Australia, Canada, Japan or the Republic of South Africa.

Investors should note that the timetable above is indicative and subject to change, in which case the Company will duly and timely inform investors through a public announcement.

Additional Information

The net proceeds from the issuance of the New Shares—calculated as, the gross proceeds less the estimated Offering and Admission expenses of approximately €7.3 million, assuming the maximum offering price for the New Shares, as specified in the offering documentation, of €25.50 ($29.521) and subscription of the totality of the New Shares—are expected to amount to approximately €104.9 million.

The Company’s chief executive officer, Mr. Petros Pappas has informed the Company’s Board of Directors of his family’s interest in participating, through legal entities controlled by members of his family investing in shipping equities, in the Offering for a total investment amount of up to €6.0 million subject to the final terms and conditions of the Offering.

The Company also announced that on September 2, 2026, they cancelled 313,894 treasury shares, previously repurchased on the NASDAQ during the second quarter of 2026.

Friday, September 4, 2026

Star Bulk Carriers Corp.

Important Notice – Disclaimer

This announcement includes “forward-looking statements,” with respect to our expectations or beliefs concerning future events. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “would,” “will,” “could,” “should,” “may,” “forecasts,” “potential,” “continue,” “possible” and similar expressions or phrases may identify forward-looking statements.

All forward-looking statements involve risks and uncertainties. The occurrence of the events described depends on many factors, some or all of which are not predictable or within our control. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to, market conditions, disruptions to the mechanics required to operate cross-border trading, disruptions to trading on Euronext Athens, and other technical impediments to the commencement of trading. All future written and verbal forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

1 The figures as of September 2, 2026 have been converted into Euros based on the EUR/USD exchange rate (1 EUR = 1.1578 USD) on that date. (Source: European Central Bank)

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